Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust Announces Acquisition of 79.6% of C1 Energy Ltd.
    Common Shares and Extension of Offer to August 3, 2007

    CALGARY, July 23 /CNW/ - (PWT.UN - TSX; PWE - NYSE) Penn West Energy
Trust (the "Trust") announced today that as of 8:00 a.m. (MDT) on July 23,
2007, approximately 28,457,230 common shares of C1 Energy Ltd. ("C1") had been validly deposited pursuant to the previously announced offer of 1329813
Alberta Ltd. (the "Offeror") (an indirect wholly-owned subsidiary of the
Trust) to acquire all of the common shares of C1, including any common shares issued or issuable upon the exercise or conversion of any options, performance shares or other securities in the capital of C1. The Offeror has taken-up the deposited common shares which represent approximately 79.6% of the common shares of C1 on a fully-diluted basis. The Offeror's offer to acquire the common shares of C1 is now wholly unconditional. The Offeror has extended its offer until 8:00 a.m. (MDT) on August 3, 2007, to allow C1 shareholders an additional opportunity to tender their shares. A notice of extension will be mailed to C1 shareholders.
    In connection with payment for the deposited common shares taken up by the Offeror, all members of the current board of directors of C1 will resign and John A. Brussa, James C. Smith, James E. Allard and George H. Brookman
will be newly appointed as directors of C1.
    The consideration offered for each common share of C1 is $0.20 cash.
Certain of C1's assets are located in the Peace River Arch area of Alberta near Penn West's strategic Peace River Oil Sands Project.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Website: www.pennwest.com, Toll-free:
1-866-693-2707, Phone: (403) 777-2500, Fax: (403) 777-2699; Investor
Relations: William Andrew, President and CEO, Phone (403) 777-2502, Toll-free:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 13:55e 23-JUL-07